Delisting Determination,The Nasdaq Stock Market, Inc.,
December 7, 2006, iVOW, Inc. The Nasdaq Stock Market,
Inc. (the Exchange) has determined to remove from listing the common stock of iVOW, Inc.(the Company), effective at the opening of the trading session on December 18, 2006. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to the following Marketplace Rules: 4310(c)(14).
The Company was notified of the Staff's determination on November 21, 2006. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the Staff determination to delist the Company became final on November 28, 2006.